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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of February 2004

                        Woori Finance Holdings Co., Ltd.
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X  Form 40-F ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes _____ No X

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            Woori Bank's Key Financial Performance Figures for FY2003

The tentative financial performance figures and dividend plan for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, are as follows.

1.   Key Earnings Figures

(Units: millions of KRW)
-------------------------------------------------------------------------------
    Item            FY2003       FY2002   Difference           Reason
-------------------------------------------------------------------------------
Revenue           7,621,300   6,607,882  1,013,418  Interest income increased:
                                                    750,994
                                                    Other income. increased:
                                                    262,424
-------------------------------------------------------------------------------
Ordinary Income   1,429,662     595,988    833,674  Interest income increased:
                                                    750,994
                                                    Other income increased:
                                                    82,680
-------------------------------------------------------------------------------
Net Profit        1,332,185     779,571    552,614  Interest income increased:
                                                    750,994
                                                    Interest expense increased:
                                                    98,021
                                                    SG&A expense increased:
                                                    143,548
                                                    Other income increased:
                                                    43,189
-------------------------------------------------------------------------------

2.   Dividends (paid to Woori Finance Holdings)

(Units: millions of KRW)
--------------------------------------------------------------------------------
                 Item                FY2003                         FY2002
--------------------------------------------------------------------------------
1. Dividend per share (KRW)           1,017                           250
--------------------------------------------------------------------------------
   - Increase                                       306.8%
--------------------------------------------------------------------------------
   - Year end dividend               199,699                        138,220
--------------------------------------------------------------------------------
   - Interim dividend                380,381                           -
--------------------------------------------------------------------------------
2. Total dividend                    580,080                        138,220
--------------------------------------------------------------------------------
   - Shares outstanding         570,567,520 shares            552,880,000 shares
--------------------------------------------------------------------------------
3. Dividend ratio                     20.34%                           5%
   (based on KRW5,000 face
   value)
--------------------------------------------------------------------------------
* Board of directors resolution passed on February 5, 2004.

The figures above are subject to adjustments in the future following an external audit and the general shareholders' meeting.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Woori Finance Holdings Co., Ltd.
                                                (Registrant)

     Date: February 6, 2004                     By: /s/ Won Gihl Sohn
                                                --------------------------------
                                                (Signature)
                                                 Name:  Won Gihl Sohn
                                                 Title: Managing Director

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